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                                                                  Exhibit 99.12


               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

CARDINAL CAPITAL MANAGEMENT, LLC,                       )
individually and on behalf of all others similarly      )
situated,                                               )
                                                        )
                                Plaintiff,              )
                                                        )
        v.                                              )       C.A. No. 19876
                                                        )
JOHN W. AMERMAN, DARRELL D.                             )
CHESSUM, KEITH A. COVINGTON,                            )
JOHN W. CREIGHTON, JR., JAMES W.                        )
CROWNOVER, FRANK C. HERRINGER,                          )
JACK D. HIGHTOWER, CHARLES R.                           )
LARSON GRAYDON H. LAUGHBAUM,                            )
JR., TIMOTHY H. LING, H.D. MAXWELL,                     )
DONALD B. RICE, KEVIN W. SHARER,                        )
GEORGE G. STALEY, MARINA V.N.                           )
WHITMAN, CHARLES R. WILLIAMSON,                         )
HERBERT C. WILLIAMSON, III, UNOCAL                      )
CORPORATION, UNION OIL COMPANY                          )
OF CALIFORNIA, and PURE RESOURCES, INC.,                )
                                                        )
                                Defendants.             )

                               VERIFIED COMPLAINT

         Plaintiff, Cardinal Capital Management, LLC ("Cardinal"), by and through its undersigned counsel, for its complaint against the above-named defendants, alleges on knowledge as to its own conduct and actions and upon information and belief as to the conduct and actions of others as follows:

                                SUMMARY OF ACTION

         1. This is an action for declaratory, injunctive and monetary relief arising out of a self-dealing scheme being perpetrated by the defendants to deliver sole ownership of Pure Resources, Inc. ("Pure") to its controlling stockholder, Unocal Corporation ("Unocal"), at an
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unfairly low price unilaterally established by Unocal. The self-dealing scheme involves two steps: First, Unocal, through a wholly owned subsidiary, will extend an exchange offer to the public owners of Pure's shares at a price that is materially below the fair value of the shares. Second, Unocal, through its wholly owned subsidiary, will effect a short-form merger in which the continuing equity interests in Pure belonging to the non-tendering public stockholders will be forcibly eliminated for the same low price utilized in the exchange offer.

         2. Defendants apparently believe that they are permitted to pursue their course of unfair dealing with impunity because, when viewed in isolation,
(i) a controlling stockholder of a Delaware corporation does not have a fiduciary duty to offer a fair price when extending an exchange offer for additional shares of the corporation, and (ii) a 90% stockholder of a Delaware corporation is not required to establish the "entire fairness" of a short form merger accomplished pursuant to Section 253 of the Delaware General Corporation Law. Notwithstanding the foregoing, however, Delaware law does not permit a controlling stockholder to engage in a two-step going-private transaction on terms that are unfair to the minority stockholders. And, even more fundamentally, Delaware law imposes upon directors of Delaware corporations an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two-step going-private transaction that the directors believe to be unfair -- especially when the transaction is pursued by a controlling stockholder. In the instant case, these fundamental fiduciary duties are being violated and disregarded by Unocal, Union and Oil and by the members of Pure's board of directors (the "Pure Board"), whose interests are aligned with Unocal and Union Oil.

         3. Faced with Unocal's low-ball bid to acquire complete ownership of Pure, a properly functioning, disinterested and independent Pure Board would take affirmative steps to


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protect the interests of Pure's public stockholders and to preclude Unocal from succeeding in its plan. Among other things, a properly functioning Pure Board would respond by (i) negotiating with Unocal, (ii) implementing measures designed to deflect Unocal from achieving the Squeeze-Out Transaction on terms that are not fair to Pure's public stockholders, and (iii) exploring and implementing alternative transactions that offer greater value to Pure's public stockholders. Examples of actions within the authority of the Pure Board, which a disinterested and independent board might consider, include (i) adopting a stockholders' rights plan that would impose financial penalties upon Unocal if it acquired additional shares of Pure's stock without dealing, at arm's length, with the Pure Board, (ii) extending a competing self-tender offer at a higher price than is offered by Unocal and (iii) exploring other alternative transactions (including a possible recapitalization) that would provide greater value to the public stockholders than is offered by Unocal. In this case, however, the members of the Pure Board have breached their fiduciary duty of loyalty by allowing their allegiance to Unocal to stand in the way of their considering, much less implementing, a process that would deliver greater value to Pure's public stockholders than Unocal is willing to provide.

         4. As Pure's controlling stockholders, Unocal and its wholly owned subsidiary owe a fiduciary duty to refrain from interfering with the Pure Board's exercise of its fiduciary responsibility. These controlling stockholders also owe a fiduciary duty to Pure's public stockholders to refrain from pursuing a two-step acquisition transaction on terms that are unfair to the public stockholders. In this case, however, Unocal and its wholly owned subsidiary are vigorously pursuing an unfair two-step acquisition transaction, and will not permit their designees on the Pure Board the liberty of taking action to prevent Unocal's scheme to acquire complete ownership of Pure at a low-ball price. Additionally, the members of Unocal's board of


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directors have ultimate responsibility to refrain from causing Unocal to breach its fiduciary duty to Pure's public stockholders and to refrain from causing Unocal to interfere with the proper exercise of the Pure Board's fiduciary responsibilities.

         5. Delaware law simply does not permit a majority stockholder (which owns less than 90% of the stock of a Delaware corporation) to impose a process designed to deliver complete ownership of the corporation at a price unilaterally determined by the majority stockholder without any input or exercise of fiduciary oversight on the part of the directors of the corporation. Without the intervention of the Court, however, that is precisely what will occur in this case.

                                   THE PARTIES

         6. Plaintiff, Cardinal Capital Management, LLC beneficially owns and/or controls (through discretionary accounts) an aggregate of 283,100 shares of Pure's common stock. The shares beneficially owned and/or controlled by Cardinal represent approximately 2% of the shares of Pure's issued and outstanding common stock held by all of Pure's public stockholders.

         7. Defendant Unocal Corporation is a Delaware corporation, which beneficially owns or controls between 65% and 71% of Pure's issued and outstanding common stock (depending upon whether Unocal is or is not considered to be the beneficial owner and/or to control approximately 6% of Pure's common stock owned by a member of Pure's management who has entered into a voting agreement with Unocal).

         8. Defendant Union Oil Company of California ("Union Oil") is a California corporation and a wholly owned subsidiary of Unocal. Union Oil directly owns approximately 65% of Pure's issued and outstanding common stock.


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         9. Defendant Pure Resources, Inc. is a Delaware corporation with its principal place of business at 500 West Illinois, Midland, Texas 79701. Pure is an exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. Pure also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the United States. Pure Resources was formed in May 2000 through the combination of Titan Exploration, Inc. and Unocal's Permian Basin Business Unit.

         10. The Pure Board has eight members, consisting of Defendants Darrell
D. Chessum ("Chessum"), Keith A. Covington ("Covington"), Jack D. Hightower ("Hightower"), Graydon H. Laughbaum, Jr. ("Laughbaum"), Timothy H. Ling ("Ling"), H.D. Maxwell ("Maxwell"), George G. Staley ("Staley"), and Herbert C. Williamson, III ("Williamson"). Because of their various ties to Unocal, a majority of the members of the Pure Board lack disinterested and independence with respect to Unocal's effort to acquire complete ownership of Pure. Defendant Ling is Unocal's President and Chief Operating Officer, and defendant Chessum is Unocal's Treasurer. Defendants Hightower and Staley are executive officers of Pure, whose livelihoods are dependent upon pleasing Pure's majority stockholder. Defendant Laughbaum currently serves as an advisor to Unocal on global energy issues, and has been employed by Unocal for more than thirty years, having first joined Unocal as a Geological Engineer working for Union Oil in 1964. In addition, the remaining three members of the Pure Board have direct and indirect ties to Unocal that compromise their ability to respond to Unocal's two-step acquisition effort in a disinterested and independent manner.

         11. Defendant John W. Amerman ("Amerman"), John W. Creighton, Jr. ("Creighton"), James W. Crownover ("Crownover"), Frank C. Herringer ("Herringer"), Charles


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R. Larson ("Larson"), Donald B. Rice ("Rice"), Kevin W. Sharer ("Sharer"),
Marina V.N. Whitman ("Whitman"), and Charles R. Williamson ("Williamson") are, and at all times relevant hereto have been, members of Unocal's board of directors (the "Unocal Board").

                            CLASS ACTION ALLEGATIONS

         12. This action is brought individually by plaintiff and pursuant to Chancery Rule 23 as a class action on behalf of all public shareholders of Pure, from the date of defendants' initial announcement until the date any proposed transaction is consummated, who have sustained or in the future will sustain injuries as a result of the conduct alleged herein. Defendants, their immediate families and affiliates are excluded from the Class.

         13. This action is properly maintainable as a class action because:

                  a. The Class is so numerous that joinder of all members is impractical. Currently there are approximately fourteen million shares of Pure common stock not owned, directly or indirectly, by defendants. Such shares are traded on a national exchange and Class members are situated throughout the United States.

                  b. There are questions of law and fact common to the Class, including, inter alia:

                           (1) whether defendants owe and have breached their
fiduciary duties to the Class as alleged herein and

                           (2) whether such conduct warrants injunctive relief.

                  c. Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as other members

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of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         14. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class and could establish incompatible standards of conduct for the defendants. Adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of certain interests of other members of the Class not parties to the adjudications and might substantially impede or impair their ability to protect their own interests.

         15. Defendants have acted or refused to act on grounds generally applicable to and causing injury to the Class and, therefore, preliminary and permanent injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

         16. On August 20, 2002, Unocal publicly announced its intention to proceed with a two-step transaction to acquire all of the public shares of Pure at a price to be determined, unilaterally, by Unocal (the "Squeeze-Out Transaction"). The Squeeze-Out Transaction is to proceed by a first-step exchange offer, currently expected to be commenced on or about September 5, 2002, in which Unocal will offer to exchange .6527 shares of Unocal stock for shares of Pure. Unocal has announced that it expects to hold open the first step exchange offer for 20 days, and that the offer will be subject to a condition that Unocal obtain at least 90% of the outstanding shares of Pure following the completion of the exchange offer. Unocal has publicly stated that its plan following the completion of the first step exchange offer is to proceed with a second-step "short-form merger" providing for the same per share consideration the exchange offer.


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         17. Unocal's plan to pursue the Squeeze-Out Transaction was discussed at a conference call with analysts on August 21, 2002. During the course of that call, Unocal's presentation was made by Robert Wright, Vice President of Investor Relations, defendant Ling, Unocal's President and Chief Operating Officer, and Terry Dallas, Unocal's Executive Vice President and Chief Financial Officer. Speaking through those officers, Unocal provided, inter alia, the following information:

                  a. Unocal is aiming for 90% ownership in the tender offer "so we can do a short-form closeout."

                  b. Although Unocal did not view the resources held by Pure as having a lot of up side in the mid-90s, Unocal did not sell its similar resources because it would have had a large tax consequence, and it believed that there was a possible up side to these assets. Since that time, Unocal's view of gas prices "has changed significantly" and Unocal now "believe(s) that a $3.00 plus sustainable U.S. climax is at least a distinct possibility."

                  c. Unocal believes that the management of Pure has done a good job, and that Unocal has, for some time, it intended to acquire the remainder of Pure if things turned out favorably. As Unocal's officers explained:

                       We would have an option over time to see whether the up side was there and I give credit to Pure to having been able to identify some of that up side. But we also knew at the end of the day we would have an option if we wanted to sell hopefully at a higher price . . . .

                  d. Unocal now believes that Pure's resources "have the characteristics of having a potential for up side."

                  e. Unocal does not intend to cause a midyear update on Pure's resources.


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                  f. Although Unocal is prepared to listen to what the Pure
Board has to say about the Squeeze-Out Transaction, Unocal will not comment on whether any of the terms of the Squeeze-Out Transaction are negotiable, and Unocal's view is that it is making an offer directly to Pure's public stockholders and that the Pure Board's role will be limited to making a "recommendation." As Unocal's officers explained: "[W]E WILL LISTEN TO WHAT . . .. WE WILL MEET AND LISTEN TO WHATEVER PROCESS PURE SETS UP. BUT IT IS GOING TO BE IN OUR CONTROL AND THE CONTROL OF THE STOCKHOLDERS."

                  g. Unocal stated that the exchange offer piece of the Squeeze-Out Transaction is expected to commence on September 5 and will remain open for at least 20 days (as is required by law). As Unocal's officers explained: "WE'RE GOING TO KEEP CONTROL OF THE TIMING OF THIS . . . WE CAN CONTROL IT. WE CAN CONTROL THE TIMING. WE CAN DECIDE WHETHER TO EXTEND IT OR NOT."

                  h. Unocal further stated, "Our plan is to do the short form. So if we don't get 90%, we can't achieve our plan." Unocal did not indicate whether it had alternative plans in the event 90% was not achieved. Nor did Unocal indicate whether the 90% condition of the first-step piece of the Squeeze-Out Transaction will be waivable or whether Unocal will consider waiving the condition if it is not achieved.

         18. On August 26, 2002, Pure announced that it had formed a Special Committee of "independent directors" to "evaluate" Unocal's proposal. Pure also announced that the "Special Committee" had retained counsel and financial advisors. Pure declined to provide any further information regarding the identity of the Committee members or the time table in which they would propose to act. There was no statement that the Committee was empowered to do anything other than "evaluate" Unocal's proposal.


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         19. Plaintiff, through its counsel, contacted counsel for Unocal. The purpose of plaintiff's inquiry was to ascertain whether Unocal would agree that plaintiff could, without prejudice to whatever rights plaintiff has, await the outcome of the Special Committee process. Unocal, through its counsel, declined to provide any such assurances. This, coupled with Unocal's stated intention to use the timing of this process to its advantage, as well as Pure's apparent failure to empower an independent Special Committee with adequate tools to protect Pure's public stockholders, demonstrate that the process is proceeding in an unfair and coercive manner.

         20. The fair value of Pure stock is materially greater than the consideration that Unocal unilaterally has determined to pay. At the close of business on the date of the Unocal's initial public announcement of the Squeeze-Out Transaction, the .6527 shares of Unocal stock that Unocal announced it will "pay" to acquire shares of Pure in the Squeeze-Out Transaction had a market value of approximately $22.25. At that time, the fair value of Pure's shares was materially greater than $22.25 per share. Further compounding the injury Unocal intends to inflict upon Pure's public stockholders, because the consideration to be paid by Unocal consists of stock, rather than cash, its value is subject to fluctuation prior to the time that it is received by Pure's public stockholders. In the short time since Unocal's initial public announcement, the value of the consideration to be paid by Unocal already has declined by approximately 5%. In that same period, however, there has been no material degradation of Pure's business.

         21. The Squeeze-Out Transaction is unfair in both process and price. Unocal, as a result of its majority ownership of Pure stock, owes a fiduciary duty to the public stockholders of Pure, and absent appropriate procedural safeguards, bears the burden of


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establishing the entire fairness of both the process and the price related to the Squeeze-Out Transaction. Unocal's proposal constitutes a self-dealing transaction because it seeks to acquire for itself the public shares of Pure and seeks to use the corporate mechanisms which are at its disposal as a result of its ownership of a majority of the common stock and its ability to elect and control a majority of the Board of Directors of Pure and, thus, the actions of the Board of Pure.

         22. Under Delaware law, a "pure short-form merger," while self dealing, is not actionable, as such. The Squeeze-Out Transaction, however, is not a "pure short-form merger" because Unocal will gain its ability to consummate a short-form merger through an essentially unitary tender offer/back-end merger transaction.

         23. The members of the Pure Board owe an obligation to Pure and its stockholders to use the means available to them, such as a poison pill and other defensive mechanisms, to protect the public shareholders and the corporate enterprise from unfair tender offers. The Pure Board also has the right, and the concomitant duty, to consider alternative actions designed to deliver greater value to Pure's public stockholders.

         24. By way of example, if a third-party, like Mattel, Inc., were to make a tender offer for Pure at a price that the Pure Board believed to be unfair to Pure's stockholders, the fiduciary responsibilities of the members of the Pure Board would require that they take various actions designed to (i) prevent the success of the tender offer, and/or (ii) to provide more valuable alternatives to Pure's stockholders. The fact that it is Pure's controlling stockholder, and not a third-party, that seeks to acquire complete ownership of Pure does not alter these fundamental fiduciary obligations. Rather, the fact that the party seeking to acquire ownership is, itself, a fiduciary serves only to heighten the fiduciary responsibilities of the members of the Pure Board.


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         25. Because of Unocal's domination and control of the Pure Board,
Unocal is in a position to prevent such actions from being taken and members of the Pure Board cannot reasonably be expected to act independently of Unocal in determining whether to engage in such actions. Indeed, Unocal's own public statements indicate that it believes the role of the Pure Board is limited to simply recommending or not recommending stockholder action with respect to the first step of the Squeeze-Out Transaction and that transaction is in the sole control of Unocal and Pure's stockholders.

         26. The Squeeze-Out Transaction is without a single procedural safeguard designed to protect the public stockholders of Pure and to ensure the entire fairness of the transaction. Unocal has declined to make any conditions of its offer negotiable or even non-waivable. Unocal has declined to require its nominees on the Pure Board to place Pure's response in the hands of truly independent Pure directors (if there are any). If Unocal's statements are to be believed, that is, that it has not communicated at all with those directors other than to simply convey the existence of the offer, it is clear that Unocal has failed to provide instructions to its own nominees that they should act to avoid their conflict. In addition, Unocal has filed to commit that if its plan to achieve 90% of the stock by tender offer fails, it will not seek to acquire the public shares of Pure by other means.

         27. In addition, Unocal's offer is proceeding in an environment of unfair and inadequate disclosure. For example, Unocal has claimed that it does not know whether Pure stockholders will be provided a current analysis of the reserve values of Pure. Unocal has claimed it does not know whether the stockholders will be provided a current analysis of the fair value of their shares. Unocal has claimed that the management of Pure will receive only what stockholders receive when, in fact, due to their severance packages and their option to exercise


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their rights under the put agreements, such stockholders have alternatives and, in the event the transaction proceeds, will, in fact, receive more than other stockholders. Unocal claims that it has not made any commitment nor any communication regarding the continued employment of such officers. However, both Unocal and those officers are well aware of the management needs of both Pure and Unocal and, thus, are in a position to know or reasonably ascertain what those prospects are. Further, Unocal, undoubtedly, is aware of what its intentions are. The suggestion that a disclosure of its intentions would somehow prejudice the process can only be true if its intentions are to provide favorable treatment to Pure's management. In the event Unocal did not intend to provide favorable treatment to such managers, such disclosures would only enhance the independence of Pure's management.

         28. The members of the Pure Board are obligated to respond to the Squeeze-Out Transaction to protect Pure and its public stockholders from Unocal's self-dealing actions. Because of Unocal's domination and control of the members of Pure Board, however, they are not in a position to comply with their fiduciary responsibilities.

                                     COUNT I
           (Breach of Fiduciary Duty of By Members of the Pure Board)

         29. Plaintiff incorporates paragraphs 1 through 28 hereof as if fully set forth herein.

         30. Delaware law imposes upon directors of Delaware corporations an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two-step going-private transaction that the directors believe to be unfair. This duty applies with even greater force when the proponent of the going-private transaction is a majority or controlling stockholder.


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         31. In the instant case, the courses of action available to the Pure
Board should include, among other things, (i) taking such defensive measures, i.e., a poison pill, as are legally available to provide the Board the leverage to negotiate with Unocal and to obtain the highest price reasonably available for its public shareholders, or (ii) developing a competing proposal that would provide greater value to Pure's public stockholders. To date, however, the members of the Pure Board have taken no such actions. Instead, the Pure Board has simply formed a so-called "Special Committee" (the identity of whose members has not been disclosed), whose mandate (and extent of authority) is limited to "evaluat[ing]" the first step of Unocal's Squeeze-Out Transaction for the sole purpose of making a "recommendation" to Pure's public stockholders.

         32. Based on the foregoing, plaintiff and the Class have and will continue to suffer damages, including injuries for which they have no adequate remedy at law.

                                    COUNT II
               (Breach of Fiduciary Duty By Unocal and Union Oil)

         33. Plaintiff incorporates paragraphs 1 through 32 hereof as if fully set forth herein.

         34. Unocal and Union Oil, by reason of their position as controlling stockholders of Pure, are obligated to ensure the entire fairness of any self dealing transaction seeking to acquire the public shares of Pure, in any transaction other than a "pure short-form merger."

         35. The Squeeze-Out Transaction is not a "pure short-form merger" because Unocal will gain its ability to consummate a short-form merger through an essentially unitary tender offer/back-end merger transaction.


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         36. Neither Unocal nor Union Oil have taken any steps to establish entire fairness in either process or price in the Squeeze-Out Transaction. Nor have they taken any steps to protect Pure's public shareholders from Unocal's domination and control. In addition, Unocal and Union Oil have failed to instruct their nominees on the Board to affirmatively empower a truly independent Special Committee of the Pure Board to take such actions as are in the Pure Board's authority to (i) negotiate with Unocal, (ii) implement measures designed to deflect Unocal from achieving the Squeeze-Out Transaction on terms that are not fair to Pure's public stockholders, and (iii) explore and implement alternative transactions that offer greater value to Pure's public stockholders.

         37. As a result of the foregoing, Unocal and Union Oil have breached their fiduciary duties to plaintiff and the Class, for which plaintiff and the Class lack an adequate remedy at law.

                                    COUNT III
            (Breach of Fiduciary Duty By Members of the Unocal Board)

         38. Plaintiff incorporates paragraphs 1 through 37 hereof as if fully set forth herein.

         39. Because Unocal is a corporate controlling stockholder of Pure, Unocal's compliance with its fiduciary responsibilities to Pure and Pure's public stockholders falls upon the members of Unocal's board of directors -- as is the case where a general partner of a limited partnership is a corporation.

         40. For all of the reasons set forth above respecting Unocal's breach of its fiduciary duties to Pure and its public stockholders, the members of the Unocal Board have similarly breached their fiduciary duties.


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                                    COUNT IV
                    (Breach of Fiduciary Duty -- Disclosure)

         41. Plaintiff incorporates paragraphs 1 through 40 hereof as if fully set forth herein.

         42. All of the defendants (other than Pure) owe a fiduciary obligation to provide all material information to Pure's public stockholders in connection with the Squeeze-Out Transaction.

         43. Defendants have failed to disclose material information which is in their possession, including, but not limited to the following:

                  a. The present value of the put right of Pure's management;

                  b. Unocal's plans with respect to Pure's management;

                  c. The precise amount that Pure's management will receive in connection with the Squeeze-Out Transaction;

                  d. An analysis of the current fair value of Pure's public stockholders' proportionate interest in the entire enterprise, as opposed to a calculation of the premium over market trading prices for Pure's common stock. Simply a disclosure of the premium over market trading prices is only a disclosure of the "premium" over a price which has an inherent minority discount which is, undoubtedly, further affected by Unocal's domination and control of Pure's common stock. Without a further analysis of how that "premium" compares with amounts paid to minority stockholders in other freeze out transactions, as well as the fair value of the Pure stockholders' proportionate interest in the enterprise as a whole, this information is not only misleading but is potentially inaccurate as there may, in fact, be no premium to fair value at all; and


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                  e. The precise identity of the members of and the scope of the authority of Pure's Special Committee.

         44. Defendants will, no doubt, contend that the Court should construe their state law based fiduciary duty of disclosure more narrowly in the case of a Schedule 14D-9 than would be true in the case of a proxy statement, because Schedules 14D-9 are reactive documents requiring, by federal law, only a limited amount of disclosure. Because the success of the first-step exchange offer will provide Unocal with the unilateral power to implement the second-step short-form merger, however, a decision to tender into the exchange offer is, in essence, a decision to authorize the second-step merger. In such circumstances, the "recommendation" of the Pure Board is governed by state law, which similarly governs the scope of the defendants' required disclosures to Pure's stockholders.

         45. As a result of the foregoing, plaintiff and the Class have suffered irreparable harm for which they have no adequate remedy at law.

                                     COUNT V
                (Breach of Fiduciary Duty -- Actionable Coercion)

         46. Plaintiff incorporates paragraphs 1 through 45 hereof as if fully set forth herein.

         47. The first-step exchange offer of the Squeeze-Out Transaction is actionably coercive.

         48. As Unocal has publicly announced, if the first-step exchange offer of the Squeeze-Out Transaction is successful, Unocal intends to eliminate the equity interests of those stockholders who do not submit their shares in the second-step short-form merger piece of the Squeeze-Out Transaction. There is, however, no contractually-enforceable assurance that the second-step short-form merger piece of the Squeeze-Out Transaction will occur. Rather, there is


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only Unocal's stated intention to complete that step. If, for any reason, the second-step short-form merger piece of the Squeeze-Out Transaction were not to be consummated, stockholders who do not tender into the first-step exchange offer piece of the Freeze-Out Merger will find themselves in the undesirable position of being locked into a company that is an all-but wholly owned subsidiary. The shares would likely be de-listed, and the market value of the shares would deteriorate.

         49. Moreover, even if a stockholder were (naively) to disregard the risk of non-consummation of the second-step short-form merger piece of the Squeeze-Out Transaction, there still is the risk that the value of Unocal's shares will decline between the consummation of the first-step exchange offer piece of the Squeeze-Out Transaction and the second-step short-form merger piece of the Squeeze-Out Transaction. This risk is enhanced by the fact that Unocal has failed to indicate when it will proceed with the second-step short-form merger piece of the Squeeze-Out Transaction in relation to the close of the first-step exchange offer piece of the Squeeze-Out Transaction and when such shareholders would receive their payments.

         50. Any way one looks at it, Unocal has wrongfully imposed risks upon stockholders who decline to tender into the first-step exchange offer piece of the Squeeze-Out Transaction. Significantly, these risks would not exist if Unocal had simply proposed a merger with Pure, in which all stockholders of Pure would receive the same consideration at the same time. Nor would these risks exist if the Pure Board would step up to the plate and prevent Unocal from pursuing the Squeeze-Out Transaction. In such an instance, Unocal would be forced to negotiate, at arm's length, with the Pure Board (if there are any disinterested and independent directors on that board). In addition, Unocal would be required to accept the risk that an uncoerced stockholder body could reject Unocal's merger proposal.

         51. Lastly, the practical reality of the situation is that Unocal has now shown its hand. It is clear that Unocal has no intention of permitting Pure to remain an independent corporation with substantial public ownership. If the Squeeze-Out Transaction were to fail, Unocal will develop an alternative transaction to acquire Pure. Faced with the knowledge that Pure's controlling stockholder has decided that the days of Pure's continued public ownership are numbered, most rational investors will accede Squeeze-Out transaction in recognition of the fact that it will be more costly to fight Unocal than to join it. That is one of the reasons why the boards of Delaware corporations are vested with the authority to defend against unfairly-priced tender offers in the first place.

         WHEREFORE, plaintiff respectfully requests an order or orders directing the following:

         A. Certifying this action as a class action pursuant to Chancery Rule 23(b)(1), (b)(2), and (b)(3);

         B. Directing expedited proceedings with respect to defendants' obligations with respect to providing disclosure and sustaining their burden as to entire fairness;

         C. Preliminarily and permanently enjoining the proposed transaction pending proper disclosures and defendants' sustaining their burden to establish the entire fairness of a proposed transaction;

         D. Awarding plaintiff and the Class such damages that they have sustained, including attorneys' fees and experts' fees in connection with the prosecution of this litigation; and

         E. Awarding such other and further relief as is just.


TAYLOR & McNEW LLP                                  YOUNG CONAWAY STARGATT
                                                       & TAYLOR, LLP


___________________________                         ___________________________
R. Bruce McNew                                      Bruce L. Silverstein
3711 Kennett Pike, Suite 210                        The Brandywine Building
Greenville, DE  19807                               1000 West Street, 17th Floor
Telephone:  (302) 655-9200                          P.O. Box 391
                                                    Wilmington, DE  19899-0391
                                                    Telephone:  (302) 571-6600

                            CO-COUNSEL FOR PLAINTIFF

Dated:  September 3, 2002

               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

CARDINAL CAPITAL MANAGEMENT, LLC,                  )
individually and on behalf of all others similarly )
situated,                                          )
                                                   )
                Plaintiff,                         )
                                                   )
v.                                                 )      C.A. No. 19876
                                                   )
JOHN W. AMERMAN, DARRELL D.                        )
CHESSUM, KEITH A. COVINGTON,                       )
JOHN W. CREIGHTON, JR., JAMES W.                   )
CROWNOVER, FRANK C. HERRINGER,                     )
JACK D. HIGHTOWER, CHARLES R.                      )
LARSON GRAYDON H. LAUGHBAUM,                       )
JR., TIMOTHY H. LING, H.D. MAXWELL,                )
DONALD B. RICE, KEVIN W. SHARER,                   )
GEORGE G. STALEY, MARINA V.N.                      )
WHITMAN, CHARLES R. WILLIAMSON,                    )
HERBERT C. WILLIAMSON, III, UNOCAL                 )
CORPORATION, UNION OIL COMPANY                     )
OF CALIFORNIA, and PURE RESOURCES, INC.,           )
                                                   )
                            Defendants.            )

               MOTION FOR EXPEDITED PROCEEDINGS AND DISCOVERY

      Plaintiff, Cardinal Capital Management, LLC ("Cardinal"), by and through its undersigned counsel, hereby moves pursuant to Rules 30, 34 and 65 of the Court of Chancery Rules, for the scheduling of an expedited hearing on Cardinal's Motion for Preliminary Injunction and for leave to conduct expedited discovery in support thereof. In support of its Motion for Expedited Proceedings and Discovery, Cardinal avers, as follows:

                           I. NATURE OF THE LITIGATION

      Cardinal has, today, filed a Verified Complaint and a Motion for Preliminary Injunction to enjoin the consummation of the Squeeze-Out Transaction (as defined in the Verified Complaint), including the first-step exchange offer by defendants Unocal Corporation and Union Oil Company of California, which may close as early as September 25, 2002.

      As set out more fully in the Verified Complaint, this is an action for declaratory, injunctive and monetary relief arising out of a self-dealing scheme being perpetrated by the defendants to deliver sole ownership of Pure Resources, Inc. ("Pure") to its controlling stockholder, Unocal Corporation ("Unocal"), at an unfairly low price unilaterally established by Unocal. The self-dealing scheme involves two steps: First, Unocal, through a wholly owned subsidiary, will extend an exchange offer to the public owners of Pure's shares at a price that is materially below the fair value of the shares. Second, Unocal, through its wholly owned subsidiary, will effect a short-form merger in which the continuing equity interests in Pure belonging to the non-tendering public stockholders will be forcibly eliminated for the same low price utilized in the exchange offer.

      Defendants apparently believe that they are permitted to pursue their course of unfair dealing with impunity because, when viewed in isolation, (i) a controlling stockholder of a Delaware corporation does not have a fiduciary duty to offer a fair price when extending an exchange offer for additional shares of the corporation, and (ii) a 90% stockholder of a Delaware corporation is not required to establish the "entire fairness" of a short form merger accomplished pursuant to Section 253 of the Delaware General Corporation Law. Notwithstanding the foregoing, however, Delaware law does not permit a controlling stockholder to engage in a two-step going-private transaction on terms that are unfair to the minority stockholders. And, even more fundamentally, Delaware law imposes upon directors of Delaware corporations an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two-step going-private transaction that the directors believe to be unfair -- especially when the transaction is pursued by a controlling stockholder. In the instant case, these fundamental fiduciary duties are being violated and disregarded by Unocal, Union and Oil and by the members of Pure's board of directors (the "Pure Board"), whose interests are aligned with Unocal and Union Oil.

      Faced with Unocal's low-ball bid to acquire complete ownership of Pure, a properly functioning, disinterested and independent Pure Board would take affirmative steps to protect the interests of Pure's public stockholders and to preclude Unocal from succeeding in its plan. Among other things, a properly functioning Pure Board would respond by (i) negotiating with Unocal, (ii) implementing measures designed to deflect Unocal from achieving the Squeeze-Out Transaction on terms that are not fair to Pure's public stockholders, and (iii) exploring and implementing alternative transactions that offer greater value to Pure's public stockholders. Examples of actions within the authority of the Pure Board, which a disinterested and independent board might consider, include (i) adopting a stockholders' rights plan that would impose financial penalties upon Unocal if it acquired additional shares of Pure's stock without dealing, at arm's length, with the Pure Board, (ii) extending a competing self- tender offer at a higher price than is offered by Unocal and (iii) exploring other alternative transactions (including a possible recapitalization) that would provide greater value to the public stockholders than is offered by Unocal. In this case, however, the members of the Pure Board have breached their fiduciary duty of loyalty by allowing their allegiance to Unocal to stand in the way of their considering, much less implementing, a process that would deliver greater value to Pure's public stockholders than Unocal is willing to provide.

      As Pure's controlling stockholders, Unocal and its wholly owned subsidiary owe a fiduciary duty to refrain from interfering with the Pure Board's exercise of its fiduciary responsibility. These controlling stockholders also owe a fiduciary duty to Pure's public stockholders to refrain from pursuing a two-step acquisition transaction on terms that are unfair to the public stockholders. In this case, however, Unocal and its wholly owned subsidiary are vigorously pursuing an unfair two-step acquisition transaction, and will not permit their designees on the Pure Board the liberty of taking action to prevent Unocal's scheme to acquire complete ownership of Pure at a low-ball price. Additionally, the members of Unocal's board of directors have ultimate responsibility to refrain from causing Unocal to breach its fiduciary duty to Pure's public stockholders and to refrain from causing Unocal to interfere with the proper exercise of the Pure Board's fiduciary responsibilities.

      Delaware law simply does not permit a majority stockholder (which owns less than 90% of the stock of a Delaware corporation) to impose a process designed to deliver complete ownership of the corporation at a price unilaterally determined by the majority stockholder without any input or exercise of fiduciary oversight on the part of the directors of the corporation. Without the intervention of the Court, however, that is precisely what will occur in this case.

              II. EXPEDITED PROCEEDINGS AND DISCOVERY ARE IN ORDER

      This Court "traditionally has acted with a certain solicitude for plaintiffs" and "has followed the practice of erring on the side of more [expedited] hearings rather than fewer." Giammargo v. Snapple Beverage Corp., Del. Ch., C.A. No. 13845, Allen, C., slip op. at 6 (Nov.

15, 1994) (attached hereto as Exhibit A). Consequently, "[a] party's request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare." In re International Jensen Inc. Shareholders Litig., Del. Ch., CA. No. 14992, Jacobs, V.C., slip op. at 2 (July 16, 1996) (attached hereto as Exhibit B). As the Delaware Supreme Court has observed, "Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties." Box v. Box, Del. Supr., 697 A.2d 395, 399
(1997).

      A case, such as this, where the plaintiff seeks a preliminary injunction presents the paradigm for expedited proceedings. As this Court has observed:
"[T]o deny the plaintiffs the right to discovery at this time would be, in effect, to deny their right to seek a preliminary injunction." Weinberger v. Amstar Corp., Del. Ch., C.A. No. 7322, Hartnett, V.C., slip op. at 2-3 (Jan. 16,
1984) (attached hereto as Exhibit C). See also American Stores Co. v. Lucky Stores, Inc., Del. Ch., C.A. No. 9766, Allen, C. (April 13, 1988) ("The presence of a transaction of some sort, a shareholders meeting, the closing of a tender offer or the closing of some structural; transaction . . . is typically the reason in such cases to permit expedited discovery.") (attached hereto as Exhibit D); Henley Group, Inc. v. Santa Fe Southern Pacific Corp., Del. Ch., C.A. No. 9596, Jacobs, V.C., Tr. at 43 (Feb. 11, 1988) ("Given the gravity of what is normally at stake when a motion for a preliminary injunction is sought in this Court, it would take an extraordinary showing to justify not scheduling a motion for a preliminary injunction.") (attached hereto as Exhibit E).

      A request for expedited proceedings is addressed to the Court's discretion. As this Court has explained:

      In determining whether to grant a request for expedited proceedings, the plaintiff must demonstrate a "sufficiently colorable claim and show a sufficient possibility of a threatened irreparable injury" to justify the costs involved.

Morton v. American Mktg. Indus. Holdings, Del. Ch., C.A. No. 14550, Chandler, V.C., slip op. at 4-5 (Oct. 5, 1995) (citations omitted) (attached hereto as Exhibit F).

      As set forth below, plaintiffs have easily satisfied this standard.

A.    PLAINTIFF HAS STATED "A SUFFICIENTLY COLORABLE CLAIM"

      In assessing whether plaintiff has stated a sufficiently colorable claim, the Court "ha[s] no real choice other than to accept the complaint's assertions at face value." TCW Technology Limited Partnership v. Intermedia Communications. Inc., Del. Ch., C.A. No. 18336, Chandler, C., slip op. at 5 (Oct. 2, 2000) (attached hereto as Exhibit G). Moreover, "[t]he Court need not determine the merits of the case or `even the legal sufficiency of the pleadings' at this stage of the proceedings." Morton, slip op. at 5 (quoting Giammargo). Rather, it is sufficient that the Court cannot determine, as a matter of law, that plaintiff has no hope of succeeding on its application for a preliminary injunction.

      Although defendants will, no doubt, argue that Unocal's right to proceed with the Squeeze-Out transaction is absolute, and that the members of the Pure Board have no role to play in the matter, this Court routinely schedules preliminary injunction proceedings in cases, such as this, involving a tender-offer or exchange offer by a majority stockholder. See, e.g., In re Aquila, Inc. S'holders Litig., Del. Ch., C.A. No. 19237, Lamb, V.C. (Jan. 3,
2002) (attached hereto as Exhibit H); In re Siliconix Inc., S'holders Litig., Del. Ch., C.A. No. 18700, Noble, V.C. (June 19, 2001) (attached hereto as
Exhibit I).

      Moreover, in Joseph v. Shell Oil Co., Del. Ch., 482 A.2d 335 (1984), this Court concluded, under the facts of that case, that plaintiff had established a likelihood of succeeding on its claim that the parent corporation committed a breach of fiduciary duty in connection with its efforts to acquire the minority interests of its subsidiary through a tender offer at an unfair price. Since that time, no decision of this Court (or of the Delaware Supreme Court) has squarely addressed the specific issues raised by the Verified Complaint herein -- namely (i) whether the members of the board of directors of a subsidiary corporation have the authority and/or the responsibility to protect the minority stockholders from a two-step acquisition effort by the parent corporation at an unfair price, and (ii) whether a parent corporation has a fiduciary duty to refrain from interfering with the efforts of the directors of a subsidiary corporation taken to protect the minority stockholders from a two-step acquisition effort by the parent corporation at an unfair price. If, following a hearing on plaintiff's motion for a preliminary injunction, the Court were conclude that members of the Pure Board have failed to take actions within their authority to protect the interests of Pure's minority stockholders, plaintiff will have satisfied the merits aspect of its three-prong burden to secure a preliminary injunction. The same is true if, following a hearing on plaintiff's motion for a preliminary injunction, the Court were conclude that Unocal has prevented the members of the Pure Board from taking ns within their authority to protect the interests of Pure's minority stockholders.

      Plaintiff also contends that the disclosures associated with the first-step Exchange Offer piece of the Squeeze-Out Transaction are inadequate, and that the Exchange Offer is actionably coercive. If, following a hearing on plaintiff's motion for a preliminary injunction, the Court were conclude that there is a reasonable probability that plaintiff is correct about either of these allegations, plaintiff will have satisfied the merits aspect of its three-prong burden to secure a preliminary injunction. See, e.g., Eisenberg v. Chicago Milwaukee Corp., Del. Ch., 537 A.2d 1051, 1053 (1987) (expedited proceedings authorized, and preliminary injunction granted, where plaintiff established a probability of success on claim that self-tender offer lacked adequate disclosure).

B.    THERE IS "A SUFFICIENT POSSIBILITY OF THREATENED IRREPARABLE INJURY"

      In the absence of an injunction, Unocal will acquire complete ownership of Pure at an unfair price, through an unfair process, with less than adequate disclosure and in a manner that is coercive to Pure's public stockholders. Moreover, in the absence of an injunction, there will be no practicable way to restore the status quo. Unocal will be free to integrate Pure's operations with those of Unocal, Union Oil or other Unocal subsidiaries, and there will be no way to "unscramble the eggs."

      Although monetary damages will be available to Pure's public stockholders, a post-hac judicial determination of value is not a proper substitute for following proper procedures and complying with fiduciary responsibilities in the front end.

      Of course, the question for the Court at this time is not whether plaintiff will, in fact, suffer irreparable harm in the absence of an injunction, but whether the Court can confidently conclude that the plaintiff will be unable to carry this prong of its burden for securing a preliminary injunction. Inasmuch as disclosure claims, standing alone, have proven sufficient to warrant injunctive relief in similar circumstances, see, e.g., Eisenberg and Joseph, it must be acknowledged, at this stage of the proceedings, that there is a sufficient possibility of threatened irreparable harm to warrantor expedited proceedings.

                  The same is true of plaintiff's other claims -- if their success on the merits is assumed. For example, if, as plaintiff contends, the members of the Pure Board have a fiduciary responsibility to "respond" to Unocal on behalf of Pure's public stockholders (and not simply to "evaluate" the Squeeze-Out Transaction), there will be no way for the Pure Board to meaningfully comply with its fiduciary responsibilities AFTER the Squeeze-Out Transaction is consummated. The time for compliance with fiduciary responsibilities is now -- BEFORE the Squeeze-Out Transaction is consummated

                           III. THE PROPOSED SCHEDULE

      Defendants have publicly announced an intention of commencing the first-step exchange offer piece of the Squeeze-Out Transaction by September 5, 2002. Defendants also have publicly announced an intention to consummate the first-step exchange offer piece of the Squeeze-Out Transaction within 20 days. Accordingly, absent injunctive relief, defendants may be in a position to consummate the first piece of their two-step Squeeze-Out Transaction by September 25, 2002.

      Unless the defendants are willing to delay the closing of the first-step exchange offer piece of the Squeeze-Out Transaction, a preliminary injunction hearing is needed on or before September 25, 2002 -- depending upon the amount of time that the Court will require to consider the parties positions and issue a ruling. Before that time, plaintiff will require (i) an expedited response to the Verified Complaint; (ii) expedited document production, (iii) expedited responses to interrogatories; and (iv) expedited depositions. Plaintiff respectfully submits that an appropriate schedule would be as follows:

      (i) response to Verified Complaint by September 9, 2002;

      (ii) initial document production to be made on a rolling basis and to be completed by September 10, 2002; with production in response to supplemental document requests to be made within three calendar days of their submission;

      (iii) interrogatories to be answered within three calendar days of their submission; and

      (iv) depositions to occur on forty-eight hours' notice.

      In addition, plaintiff proposes to file its opening brief in support of its motion for a preliminary injunction no later than four calendar days prior to the date of the hearing, with an answering brief due two days later and a reply brief due the next day.

                                 IV. CONCLUSION

      For the reasons set out herein and in Cardinal's Verified Complaint, Cardinal is entitled to the entry of an Order scheduling an expedited hearing on Cardinal's Motion for Preliminary Injunction and authorizing Cardinal to conduct expedited discovery in support thereof.

TAYLOR & MCNEW LLP                  YOUNG CONAWAY STARGATT
                                     & TAYLOR, LLP

------------------------------      ------------------------------
R. Bruce McNew                      Bruce L. Silverstein
3711 Kennett Pike, Suite 210        The Brandywine Building
Greenville, DE 19807                1000 West Street, 17th Floor
Telephone:    (302) 655-9200        P.O. Box 391
                                    Wilmington, DE 19899-0391
                                    Telephone: (302) 571-6600

                      CO-COUNSEL FOR PLAINTIFF



Dated: September 3, 2002

               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

CARDINAL CAPITAL MANAGEMENT, LLC,           )
individually and on behalf of all others    )
similarly situated,                         )
                                            )
Plaintiff,                                  )
                                            )
v.                                          )       C.A. No. ______
                                            )
JOHN W. AMERMAN, DARRELL D.                 )
CHESSUM, KEITH A. COVINGTON,                )
JOHN W. CREIGHTON, JR., JAMES W.            )
CROWNOVER, FRANK C. HERRINGER,              )
JACK D. HIGHTOWER, CHARLES R.               )
LARSON GRAYDON H. LAUGHBAUM,                )
JR., TIMOTHY H. LING, H.D. MAXWELL,         )
DONALD B. RICE, KEVIN W. SHARER,            )
GEORGE G. STALEY, MARINA V.N.               )
WHITMAN, CHARLES R. WILLIAMSON,             )
HERBERT C. WILLIAMSON, III, UNOCAL          )
CORPORATION, UNION OIL COMPANY              )
OF CALIFORNIA, and PURE RESOURCES, INC.,    )
                                            )
Defendants.                                 )

                        MOTION FOR PRELIMINARY INJUNCTION

         Pursuant to Court of Chancery Rule 65, plaintiff, Cardinal Capital

Management, LLC ("Cardinal"), by and through its undersigned counsel, hereby moves the Court for the entry
of a preliminary injunction enjoining the consummation of the Squeeze-Out

Transaction (as defined in Cardina's Verified Complaint herein), including the first-step exchange offer by defendants Unocal Corporation and Union Oil Company of California.



TAYLOR & McNEW LLP                           YOUNG CONAWAY STARGATT
                                             & TAYLOR, LLP

------------------------------------        ------------------------------------
R. Bruce McNew                               Bruce L. Silverstein
3711 Kennett Pike, Suite 210                 The Brandywine Building
Greenville, DE 19807                         1000 West Street, 17th Floor
Telephone:   (302) 655-9200                  P.O. Box 391
                                             Wilmington, DE 19899-0391
                                             Telephone: (302) 571-6600


                            CO- COUNSEL FOR PLAINTIFF



Dated:  September 3, 2002


                                       2